VIA FAX (202) 942-9624

February 5, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC
20549

ATTENTION:	Division of Corporate Finance Office of International Corporate Finance

Dear Sirs:

Re: Canada Life Financial Corporation – Declaration of Quarterly Dividends (File #82-5026)

Please be advised that Canada Life Financial Corporation has declared a quarterly dividend on common shares at its’ Board of Directors meeting today. Here are the particulars:

•	Declaration date — Feb 5, 2003;

•	Record date — Feb 21, 2003

•	Payment date — Mar 31, 2003;

•	Per share amount of dividend payable — $0.20 to holders of common shares.

Sincerely,

/s/ Marie Palombi

Marie Palombi
Assistant Corporate Secretary
Corporate Secretarial & Compliance Dept.

/mp